FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

24 February 2014

HSBC HOLDINGS PLC 2013 ANNUAL RESULTS
AUDIO WEBCAST AND CONFERENCE CALL

There will be an audio webcast presentation and conference call today for investors and analysts. The speakers will be: Douglas Flint, Group Chairman; Stuart Gulliver, Group Chief Executive; and Iain Mackay, Group Finance Director.

A copy of the presentation to investors and analysts is attached and is also available to view and download at www.hsbc.com. Full details of how to access the conference call appear below and details of how to access the webcast can be found at: http://www.hsbc.com/investor-relations/investing-in-hsbc/latest-financial-information.

Click on, or paste the following link into your web browser, to view the associated PDF document. http://www.rns-pdf.londonstockexchange.com/rns/7450A_-2014-2-24.pdf
Time: 06.00 (in New York); 11.00 (in London); and 19.00 (in Hong Kong).

Conference call access numbers:
Restrictions may exist when accessing free phone / toll free numbers using a mobile telephone.

Passcode: HSBC

	Toll	Toll free
UK & International	+44 (0) 1452 584 928	0800 279 5983
US	+1 917 503 9902	1 866 629 0054
Hong Kong	+852 3077 4624	800 933 234

Replay access details (available until 24 March 2014)

Passcode: 35101139

	Toll	Toll free
International	+44 (0) 1452 550 000
UK	0844 338 6600	0800 953 1533
US	+1 631 510 7499	1 866 247 4222
Hong Kong	+852 5808 5558	800 901 393

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,300 offices in 75 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,671bn at 31 December 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                     Date: 24 February 2014